SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 8-A/A
                                 AMENDMENT NO. 2

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        MORGAN STANLEY DEAN WITTER & CO.
             (Exact Name of Registrant as Specified in its Charter)


               DELAWARE                               36-3145972
      (State of Incorporation or           (IRS Employer Identification No.)
             Organization)

                                  1585 BROADWAY
                               NEW YORK, NY 10036
               (Address of Principal Executive Offices) (Zip Code)

If this form relates to the             If this form relates to the
registration of a class of securities   registration of a class of securities
pursuant to Section 12(b) of the        pursuant to Section 12(g) of the
Exchange Act and is effective pursuant  Exchange Act and is effective pursuant
to General Instruction A.(c),  please   to General Instruction A. (d) (2),
check the following box:                please check the following box:
[[X] Yes [ ] No]                        [[ ] Yes [ ] No]


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

          TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH
          TO BE SO REGISTERED               EACH CLASS IS TO BE REGISTERED
          -------------------               ------------------------------

      Preferred Stock Purchase Rights       New York Stock Exchange, Inc.
                                            Pacific Exchange, Inc.


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:


                                      NONE
                                (Title of Class)

            The undersigned registrant hereby amends Items 1 and 2 of its Registration Statement on Form 8-A (File No. 1-11758), filed with the Securities and Exchange Commission on April 26, 1995, as amended by the Form 8-A/A dated May 4, 1995, as set forth below.

ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

            On April 21, 1995, the Board of Directors of Dean Witter, Discover & Co., the predecessor to Morgan Stanley Dean Witter & Co., a Delaware corporation (the "Company"), adopted a Shareholder Rights Plan, providing that one right (a "Right") shall be attached to each share of common stock, par value $0.01 per share, of the Company (the "Common Stock"). The Rights were issued on May 5, 1995 and entitled the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a purchase price of $175 per Unit (the "Purchase Price"), subject to adjustment. On December 16, 1996, the Company declared a 2-for-1 Common Stock split in the form of a 100% stock dividend which became effective on January 14, 1997. As a result of the stock aplit, each share of Common Stock currently has one-half right attached. All adjustments required to be made under the Rights Agreement in connection with this stock split are reflected in the following description. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement"), dated as of April 25, 1995, between Dean Witter, Discover & Co. and Chemical Bank, a New York banking corporation, as rights agent, as amended by the Amendment dated as of February 4, 1997 (the "First Amendment"), to the Rights Agreement, between Dean Witter, Discover & Co. and Chase Manhattan Bank, as successor to Chemical Bank, as rights agent (the "Rights Agent"), and the Second Amendment dated as of June 15, 1999, to the Rights Agreement, between the Company and the Rights Agent (the "Second Amendment").

            Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificate will be distributed. The Rights will separate from the Common Stock upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (the earlier of (i) and (ii), the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

            The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 21, 2005 unless earlier redeemed by the Company as described below. At no time will the Rights have any voting power.

            Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the close of business on the Distribution Date will be issued with Rights. As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.

            In the event that an Acquiring Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company, at a price determined by a majority of the independent directors of the Company who are not representatives, nominees, Affiliates or Associates of an Acquiring Person to be fair and otherwise in the best interest of the Company and its stockholders after receiving advice from one or more investment banking firms (a "Qualifying Offer")), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of Units of Preferred Stock for which a full Right was exercisable. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-in Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-in Events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

            In the event that following the Stock Acquisition Date, (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation (other than a merger consummated pursuant to a Qualifying Offer), (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or
(iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, Common Stock of the acquiring company having a value equal to two times the Exercise Price of the Right.

            The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to

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

holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

            With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

            The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

            At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.005 per one-half Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above.

            Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with a potential acquiror on behalf of all of the shareholders.


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

            The Rights Agreement provides that the group that might be deemed to have Beneficial Ownership of the Common Stock by virtue of the Voting Agreements (as defined in Morgan Stanley's Proxy Statement dated as of February 26, 1996) or any successor agreements (or provisions adding persons to such group) approved by the Board of Directors, will not be deemed to be an Acquiring Person.

            The Rights Agreement (which includes as Exhibit B the Form of Rights Certificate) and the First Amendment were filed previously with the Securities and Exchange Commission (the "Commission") as Exhibit 1 to the Registration Statement on Form 8-A filed by the Company on April 26, 1995, and Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 4, 1997, respectively, each of which is incorporated herein by reference. The Second Amendment is filed as Exhibit 4.3 hereto and is incorporated by reference herein. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, the First Amendment and the Second Amendment.


Item 2.  Exhibits

        4.1 Rights Agreement, dated as of April 25, 1995, between Dean Witter, Discover & Co. and Chemical Bank, as rights agent, which includes as Exhibit B thereto the form of Rights Certificate (incorporated by reference to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on April 26, 1995).

        4.2 Amendment, dated as of February 4, 1997, to the Rights Agreement dated as of April 25, 1995, between Dean Witter, Discover & Co. and Chase Manhattan Bank, as successor to Chemical Bank, as rights agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 4, 1997).

        4.3 Second Amendment, dated as of June 15, 1999, to the Rights Agreement dated as of April 25, 1995, between Morgan Stanley Dean Witter & Co. (formerly Dean Witter, Discover & Co.) and Chase Manhattan Bank (formerly Chemical Bank), as rights agent.


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

                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  June 29, 1999

                                    MORGAN STANLEY DEAN WITTER & CO.

                                    By: /s/ William J. O'Shaughnessy, Jr.
                                      Name: William J. O'Shaughnessy, Jr.
                                     Title: Assistant Secretary


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


                                  EXHIBIT LIST


      No.   Exhibits

      4.1 Rights Agreement, dated as of April 25, 1995, between Dean Witter, Discover & Co. and Chemical Bank, as rights agent, which includes as Exhibit B thereto the form of Rights Certificate (incorporated by reference to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on April 26, 1995).

      4.2 Amendment, dated as of February 4, 1997, to the Rights Agreement dated as of April 25, 1995, between Dean Witter, Discover & Co. and Chase Manhattan Bank, as successor to Chemical Bank, as rights agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 4, 1997).

      4.3 Second Amendment, dated as of June 15, 1999, to the Rights Agreement dated as of April 25, 1995, between Morgan Stanley Dean Witter & Co. (formerly Dean Witter, Discover & Co.) and Chase Manhattan Bank (formerly Chemical Bank), as rights agent.


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